UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2018

Ithrive PH Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10692

Date of Qualification of Offering: June 4, 2018

Date of Commencement of Offering: June 5, 2018

Delaware

(State or other jurisdiction of incorporation or organization)

81-3917776

(I.R.S. Employer Identification No.)

5415 W. Cedar Lane, Suite 102B

Bethesda, MD 20814

(Address of principal executive offices)

(301) 530-0800

Issuer’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Business

Ithrive PH, Inc., (the “Company”) a corporation formed under the laws of Delaware, is an early-stage health technology company established to develop and market the IQYOU personalized health platform. The Company is headquartered in Bethesda, Maryland. The founder and chief executive is Marc Issacson. The Company is an affiliate of iThrive Health, LLC d/b/a Village Green Apothecary (“VGA”) through Mr. Issacson’s common controlling ownership.  The Company has been pursuing a B-to-B-to-C marketing strategy as it rolls out the platform.  Initial revenues only began in the first quarter of 2019 and remain below $25,000 per month as of the date of this filing.

The Company’s IQYOU Health Platform

Based on the home-grown concept of EpiBioGenetics, the IQYOU health platform is meant to be the go-to source for science-based data and related information that can be utilized for personalized wellness, lifestyle choices and nutritional guidance. The platform uses the “freemium” business model in which there is no charge to sign up and peruse the wealth of data on all of these topics. IQYOU is a HIPAA compliant medical platform. Embedded in the platform are thousands of data points (which map risks and solutions) including over 30,000 clinical studies, 4,000 prescription drugs, numerous articles and studies on nutrition, supplements, herbs, lifestyle issues as well as EPA environmental studies. The user fills out a questionnaire (dealing with lifestyle, eating habits, stress levels, exercise habits, sleep patterns, medications etc.) followed by a short series of “smart questions” which further narrow the profile. The end result is a health assessment which draws from this library of internal data including the risk of toxin exposure based on the user’s zip code (per EPA data).

There are five people employed by the Company on a part-time basis.

There are no bankruptcy, receivership, legal proceeding or similar proceedings as of the date of this filing although there is no assurance that such events might not take place in the future unless the Company raises sufficient capital to continue operations until such time as it achieves a cash flow positive status from operations.  There is no assurance that the Company will be successful in raising this fresh capital.

The Company has not been subject to any legal proceedings material to its business or financial condition, or any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Ithrive PH, Inc. is a Developmental Stage Company with limited operating history. The Company was incorporated as a Delaware Corporation on September 21, 2016. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company’s proposed operations are subject to all of the traditional business risks associated with new enterprises. The likelihood of the Company’s success must be evaluated in light of the challenges, expenses, complications and delays frequently encountered in connection with the expansion of a business in a competitive industry, especially the creation and growth of its customer base. In fact, the Company is likely to sustain additional losses in the immediate future, and there can be no assurances as to when, or if, it will operate profitably in the longer term.

The Company has incurred losses to date. Our financial statements have been prepared assuming that we will continue as a going concern and thus do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We will require additional capital to meet our long-term operating requirements, and we plan to raise that additional capital through the sale of equity or debt securities.

Results of Operations (fiscal 2018 compared to fiscal 2017)

The Company continued to be in a pre-revenue mode throughout this reporting period, during which we incurred $706,252 in general and administrative expenses (versus $1,174,329 in 2017) as shown below (with corresponding figures for 2017 shown in parentheses):

•Licensing Fees: $408,428 (vs. $410,302 in 2017)

•Advertising:  $230,390 (vs. $306,149)

•Legal fees:  $33,275 (vs. $52,708)

•Consulting fees:  $25,947 (vs. $31,100)

•Other:  $8,213 (vs. $14,071)

In addition, the Company incurred interest expense of $996,270 (vs. $1,674,584) and amortization of $1,140 (none in prior period) for a total loss for the six-months of $981,865 (vs. $4,875,856).

The Company ended the period with $871 in Cash-on-Hand vs. $35,497 in 2017. Loans and Interest Payable totaled $5,997,388 (vs $5,366,774).  Included in this figure is another $510,900 owed to an affiliated company (VGA) for expenses incurred on the Company’s behalf. This brings the total due to VGA to $3,717,244.

Item 3.Directors and Officers

Executive Compensation

Item 4.Security Ownership of Management and Certain Securityholders

Item 5.Interest of Management and Others in Certain Transactions

The Company has entered into an “IP Sale, Transfer and Assignment Agreement”, dated as of January 1, 2017, in which VGA has sold, transferred and assigned all of its rights, title and interest in certain Assigned Property as defined in that agreement.  In return, the Company has (1) executed a Note to VGA in which it commits to pay the sum of $3,206,343.91 no later than December 31, 2021, and (2) agreed to pay to VGA a royalty in perpetuity equal to 2.5% of the Company’s annual revenue from all sources.

The Company has entered into a “Management Services Agreement”, effective January 1, 2017, in which it will be reimbursing VGA the sum of $30,000 per month for specified expenses which that entity will be incurring on behalf of the operations of the Company. These expenses include the salary and benefits of certain VGA employees, the use of the VGA premises, providing monthly financial statements as well as yearly budgets, certain marketing activities, capital raising activities and other services as outlined in that agreement. The agreement runs through December 31, 2019 unless extended by mutual consent of the parties.  A portion of the salary and benefits for Marc Isaacson (the Company’s President and CEO) are included in this agreement.

Since its inception on September 21, 2016, the Company has been raising short-term financing (the “Bridge Loans”) with a stated goal of raising up to $1.5 million.  The Bridge Loans carry an interest rate of 15% and entitle the lender to receive as an equity kicker approximately 1% of the Company’s equity for each $200,000.00 lent to the Company. The Bridge Loans have a maturity date of December

31, 2018.  Marc Isaacson (the Company’s CEO) has purchased $278,900 of the Bridge Loans. Total bridge loans as of the date of this filing are $1,831,400.

Since Marc Isaacson is the founder, majority shareholder and CEO of both the Company and VGA, he is authorized to execute all agreements into which these two entities enter, including related-party transactions between the two entities as described below. There have been no transactions between the entities in which Mr. Isaacson has received any extra or special benefit not shared on a pro-rata basis by all of the shareholders of both entities in their respective capacities.

Item 6.Other Information

None

Item 7.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF ITHRIVE PH INC.
Balance Sheets	6
Statements of Income and Retained Earnings	7
Statements of Cash Flows	8
Notes to Financial Statements	9
Supplementary Information	14

iThrive PH, Inc.
Balance Sheets
Years ended December 2018 and 2017

ASSETS

	2018	2017
Current Assets		
Cash & Cash Equivalents	$ 871	$ 35,497
Total Current Assets	871	35,497
Non-current Assets		
None		
	-	-
Total Assets	871	35,497

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
Current Liabilities		
Interest Payable	$ 448,744	$ 416,827
Due to Related Party	510,900	220,273
Total Current Liabilities	959,644	637,100
Non-current Liabilities		
Bridge Loans	1,831,400	1,528,400
Notes Payable - Related Party Reimbursements	3,206,344	3,201,274
Total Liabilities	5,997,388	5,366,774
Stockholders' Equity		
Additional Paid-In-Capital	100	100
Common Stock - Class A	68,987	-
Capital Raising Expenses	(8,463)	-
Retained Earnings, net of Distributions	(6,057,141)	(5,331,376)
Total Stockholders' Equity	(5,996,517)	(5,331,276)
Total Liabilities and Stockholders' Equity	871	35,497

The accompanying notes are an integral part of these financial statements.

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COX CPA, LLC

iThrive PH, Inc.
Statements of Income and Retained Earnings
Years ended December 2018 and 2017

	2018		2017	
Revenues	$ 15,545		$ -	
Cost of Sales	-		-	
Gross Profit	15,545		-	
Selling, General and Administrative	706,252		1,174,329	
Selling, General and Administrative cost reimbursable to related party	-		3,201,274	
	-		-	
Income from Operations	(690,707)		(4,375,603)	
Other Income and Expense				
Interest Expense	290,018		500,253	
Amortization of Organizational Expense	1,140		-	
Net Income	(981,865)		(4,875,856)	
Retained Earnings - Beginning	(5,331,376)		(455,520)	
Prior Period Adjustment	256,100		-	
Retained Earnings - Ending	$ (6,057,141)		$ (5,331,376)	

The accompanying notes are an integral part of these financial statements.

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COX CPA, LLC

iThrive PH, Inc.
Statements of Cash Flows
Years ended December 2018 and 2017

		2018		2017
Cash Flows from Operating Activities				
Net Income	$	(981,865)	$	(4,875,856)
Adjustments to Reconcile Net Income				
to Net Cash Provided by Operating Activities:				
(Increase) Decrease in:				
Interest Payable		31,917		402,207
Related Party Payable		290,627		220,273
Note Payable to related party for reimbursed costs		5,070		3,201,274
Net Cash Provided by Operating Activities		(654,251)		(1,052,102)
Cash Flows from Financing Activities				
None				-
Net Cash Provided (Used) by Financing Activities		-		-
Cash Flows from Shareholders' Activities				
Proceeds from Bridge Loans		303,000		1,087,500
Proceeds from Class A Stock Issuance		68,987		-
Capital Raising Expenses		(8,463)		-
Net Cash Flows from Shareholders' Activities		363,524		1,087,500
Net Increase (Decrease) in Cash and Cash Equivalents		(290,727)		35,398
Cash and Cash Equivalents - Beginning of Year		35,498		100
Prior Period Adjustment		256,100		-
Cash and Cash Equivalents - End of Year	$	871	$	35,498

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COX CPA, LLC

iThrive PH, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

Note 1 – Summary of Significant Accounting Policies

Nature of Operations:

The Company has not yet begun operations as it is still progressing through the capital raising stage. The capital raised to date is from bridge loans (discussed in Note 2) and Class A Common Stock. Raised capital has financed expenses associated with the efforts to seek Class A Common Stock shareholders (discussed below) and the continued development of the IQYOU personalized health platform.

The Company was approved for exemption from securities registration under Title IV of the JOBS Act. The Company may issue securities up to $50 million in value. The Company's target is to raise up to $20 million through the issuance of Class A common shares (the "Reg. A+ Offering").

Subsequent Events:

In the normal course of preparing the Company's financial statements, management reviews events that occur after the statement of financial position dated December 31, 2018 for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through April 29, 2019, which is the date the financial statements were available to be issued.

Method of Accounting:

The Company's financial statements have been prepared on the accrual basis of accounting. Consequently, revenue is recognized when earned and expenses when incurred.

The accounting and reporting policies of the Company also conform to Article 8 of Regulation S-X of the regulations promulgated by the U.S. Securities and Exchange Commission.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements." The Company does not present or disclose certain items otherwise required under Topic 915.

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COX CPA, LLC

Property and Equipment:

Entity does not have any property and equipment. Entity utilizes assets of VGA.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comparative Financial Statements:

Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title IV of the JOBS Act.

Revenue Recognition:

The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

Cash and Cash Equivalents:

As of the reporting period, the Company has established a bank account with a well-known national bank where the account is FDIC insured. Cash on hand is $871 and $35,497 as of December 31, 2018 and 2017, respectively.

Accounts Receivable:

As of the reporting period, the Company does not have any account receivable or investor capital commitments receivable.

Fair Value of Financial Instruments:

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding.

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COX CPA, LLC

Start-Up Costs:

In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred. The Company has incurred Start-Up Costs as of the balance sheet date and they have been accordingly expensed. In conjunction with the Company's capital raising efforts and technology platform build-out, the Company will continue to incur technology, marketing, office and professional expenses.

Additionally, a related company has covered more than $3.4 million of start-up related costs, professional fees, management fees and other working capital expenses for which the Company is obligated to reimburse under a licensing agreement discussed in more detail in Note 4.

Income Taxes:

The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At December 31, 2018 and 2017, the Company has a combined federal net operating loss ("NOL") carryforward. Due to the uncertainty of the Company's ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforward does not expire and can be used indefinitely.

At this time, no activity of the Company requires a provision for state income tax.

Note 2 – Bridge Loans:

As of December 31, 2018 and 2017, the Company has recorded $1,831,400 and $1,528,400, respectively, of bridge loans payable to certain members of management and other persons.

The Bridge Loans have a stated interest rate of 15 percent per year and are due on December 31, 2018. However, the Bridge Loans may be repaid (including interest) earlier based on the success of the Reg. A+ Offering. For each $200,000 borrowed, lenders would also receive approximately 1 percent of the Class A stock subject to dilution from additional Bridge Loans. The loans are fully guaranteed by VGA and the holder of the loan has the right to convert the instrument to Class A stock at a 15 percent discount to the share price offered in the Reg. A+ Offering. As of December 31, 2018 and 2017, accrued but unpaid interest on the Bridge Loans was $290,018 and $159,726, respectively.

Note 3 – Line of Credit and Other Liabilities:

The Company has not borrowed from any creditor other than the Bridge Loans described above and the credit extended to it by the related party company who has paid for expenses of the Company on the Company's behalf.

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COX CPA, LLC

The Company is not aware of any threatened or pending lawsuits against it. The Company's knowledge, there are no contingencies or other liabilities requiring recording or disclosure at this time.

Note 4 – Related Party Transactions:

The Board of Directors of the Company governs the relationship between the Company, its shareholders and management. The Board and the associated Reg. A+ Offering documents specifically allow for certain related party transactions and cautions shareholders that such transactions may or may not be negotiated at an arm's length.

As of the reporting date, the only related party transactions entered into by the Company is where Mr. Isaacson is a holder of $178,000 of the Bridge Loans discussed in Note 2.

On January 1, 2018, the Company entered into a Management Services Agreement with VGA for the non-payment of $30,000 per month for Management Fees, other back office expenses and other specified costs paid on behalf of the Company.

On January 1, 2017, the Company entered into an arrangement to acquire, from VGA, certain intellectual property for a $3.2 million note payable on December 31, 2021 as well as a 2.5 percent perpetual licensing payment. The nature of the intellectual property acquired are more relating to reimbursement of operating costs and start-up expenses incurred by VGA. The $3.2 million note payable is a reimbursement of those costs. Because these costs represent costs that would be properly expensed in the period incurred or billed and do not necessarily relate to long-lived goodwill or identifiable intangibles, the billing of these costs are expensed in the current period. Management has decided to not accrue interest on note payable for a period of time.

In conjunction with this acquisition of intellectual property and reimbursement of costs referenced above, the Company has executed three legal documents with Sandy Spring Bank of Bethesda, MD which is the senior lender to VGA. The three documents are entitled "Assignment & Pledge Agreement", "Guaranty Agreement" and "Security Agreement" and are all dated and executed on August 31, 2017. Collectively, these documents grant Sandy Spring Bank an absolute assignment and senior collateral position in the assets of the Company including the technology referenced in the assets and costs now assigned to the Company through the agreement to transfer intellectual property between VGA and the Company.

Note 5 – Prior Period Adjustment:

Accrued interest of $256,101.96 was overstated on the Balance Sheet at December 31, 2017. Management has elected to make an adjustment in 2018 to Retained Earning to correct this overstatement.

Note 6 - Going Concern:

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company's planned go-to-market activities. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

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COX CPA, LLC

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 7 – Treasury Stock:

There is no Treasury stock.

Note 8 – Advertising:

The Organization expenses advertising cost as they are incurred. Total advertising costs incurred for the years end December 31, 2018 and 2017 amounted to $230,390 and $306,149, respectively.

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COX CPA, LLC

SUPPLEMENTARY INFORMATION

Item 8.Exhibits

Charters, including amendments, Bylaws, and material contracts previously filed with Form 1-A and available for review at:

Charters: See Exhibit 1A-2A at

https://www.sec.gov/Archives/edgar/data/1703732/000170373218000008/form_1A.htm

Bylaws: See Exhibit 1A-2B at

https://www.sec.gov/Archives/edgar/data/1703732/000170373218000008/form_1A.htm

Material Contracts: See Exhibit 1A-6 at

https://www.sec.gov/Archives/edgar/data/1703732/000170373218000008/form_1A.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on April 29, 2019.

ITHRIVE PH, INC.

By: /s/ Marc Isaacson

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ Marc IsaacsonChief Executive Officer

Ithrive PH, Inc.

April 29, 2019